August 10, 2021

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: F/m Funds Trust, on behalf of the F/m Investments Large Cap Focused Fund (the “Fund”) series of the Trust; 811-22691; 333-180717

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, pursuant to the Securities Act of 1933, as amended; and the Investment Company Act of 1940, as amended, please find the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) with respect to the proposed reorganization of the F/m Investments Large Cap Focused Fund, a series of M3Sixty Funds Trust, with and into, the Fund, a series of the Trust.

If you have any questions or comments concerning this filing, please contact Arie Heijkoop at (202) 775-1227.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary